(Letterhead of Thomas Properties Group, Inc.)

VIA EDGAR

February 1, 2007

Linda van Doorn – Senior Assistant Chief Accountant

Jessica Barberich – Staff Accountant

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F St. Street, NE

Washington, D.C. 20549

Re: Thomas Properties Group, Inc.

Dear Ms. Van Doorn and Ms. Barberich:

Our response to the comment of the accounting staff contained in your letter dated November 6, 2006 is set forth below. For your convenience, we have included the text of your comment, followed by our response.

Form 10-K for the year ended December 31, 2005

Item 15 – Exhibits and Financial Statement Schedules

Note 3 – Unconsolidated/Uncombined Real Estate Entities, page 68

1.	We have read you response to comment 1. You note that you only hold a 25% economic interest in TPG/CalSTRS, which is based solely on your equity ownership, however, when determining whether an investor has disproportionately few voting rights in an entity compared to its obligation to absorb expected losses or receive expected residual returns of the entity, all variable interests held by the investor should be considered. In this regard, please tell us what considerations you gave to including your service contract interest in your analysis. Based on your response dated August 25, 2006, you do not believe that you are a decision maker of TPG/CalSTRS through your role as manager or the various other services you provide to the joint venture; however, contracts with service providers that are not deemed to be decision makers may still be considered variable interests unless all of the conditions in paragraph B22 of FIN 46(R) are met. Please provide us with a detailed explanation of how you determined that all of these conditions were met. Please specifically address the cancellation provisions of your operating agreement and service contracts; we note that you can only be removed as manager following an event of default by you or the closing of a buy/sell option to which CalSTRS is the purchasing entity and that your property management and leasing arrangements automatically renew unless you elect not to renew them. Please address whether these provisions are customary.

February 1, 2007

Response:

Paragraph B22 of FIN 46(R) states service contracts with hired service providers other than the entity’s decision maker are not variable interests if all three conditions below are met:

a.	The fees are compensation for services provided and are commensurate with the level of effort required to provide those services.

b.	Substantially all of the fees are at or above the same level of seniority as other operating liabilities of the entity that arise in the normal course of the entity’s activities, such as trade payables.

c.	The service contracts are subject to cancellation provisions that are customary for such contracts and there is an adequate number of qualified replacement service providers.

We considered our service contract interest in our analysis of variable interests. Specifically, we considered all of the conditions of paragraph B22 of FIN 46(R), and concluded, based on the analysis below, that all conditions have been met.

1.	With respect to item c. above, the TPG/CalSTRS, LLC joint venture agreement provides CalSTRS, the investor member holding a 75% interest, the right to remove the Company as manager of the joint venture upon an event of default or the closing of the buy/sell option to which CalSTRS is the purchasing entity. We consulted with a professional who acts as an independent advisor for pension funds on real estate transactions. Based on our discussion with this professional, and our own experience in negotiating this agreement with CalSTRS, an unrelated party, we believe that such a cancellation provision is customary for this type of joint venture and is not unusual.

The property management and leasing services agreements, which govern the provision of property management and leasing services by the Company, typically expire on the third anniversary of each property’s acquisition. The agreements automatically renew for successive one year periods of one year each, unless the Company elects not to renew. CalSTRS has the right to terminate the agreement for cause, as defined in the property management and leasing services agreements, in both the initial three year term as well as any renewal period. The cancellation provisions in the service agreements for assets owned by our joint venture with CalSTRS are the same as the cancellation provisions in similar service agreements for assets wholly-owned by CalSTRS and managed by us. We believe that such a renewal clause and cancellation provision is customary for this type of agreement and is not unusual.

We believe that that there are an adequate number of qualified replacement service providers available to provide property management, leasing and development services to the types of real estate assets owned by TPG/CalSTRS, LLC, and in the geographic areas where the properties are located.

2.

With respect to item a. above, as previously stated in our response dated August 25, 2006, the various fees, including fees relating to acquisition, asset management, property management and leasing, and development services,

February 1, 2007

earned by the Company represent market rates. The Company considers the input of real estate professionals in a particular market as to rates being charged by other service providers for similar services and product type so as to determine fees earned by the Company represent market. Further, the fees charged by the Company for these joint venture assets are commensurate with the fees charged for assets wholly-owned by CalSTRS, and managed by the Company. Therefore, we believe that such fees are compensation for services provided by the Company, are commensurate with the level of effort, and represent market rates.

3.	With respect to item b. above, all of the fees relating to the service contracts are at the same level of seniority, and have no priority over other operating liabilities, such as trade payables.

In conclusion, we believe that all three conditions of paragraph B22 of FIN 46(R) are met, and therefore, these contracts do not create variability, and moreover, the Company is not the primary beneficiary of the joint venture with CalSTRS.

* * *

In connection with the Company’s response to the staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the foregoing responses, please do not hesitate to contact me directly at (213) 233-2296.

Sincerely,

/s/ Diana M. Laing
Diana M. Laing
Chief Financial Officer